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                                                                    Exhibit 99.1

Risks Related to Our Business

Potential investors of eBenX should carefully consider the risks and uncertainties described below and the other information contained in eBenX's filings with the Securities and Exchange Commission before deciding whether to purchase shares of eBenX common stock. If any of the following risks actually occur, eBenX's business and operating results could be harmed. This could cause the trading price of eBenX common stock to decline.

We have had net losses over the past several years and we may not be able to achieve or maintain profitability in the future.

     Our business strategy may be unsuccessful and we may never achieve or maintain significant revenues or profitability. With the exception of fiscal 1995, we have incurred net losses each year since we began operations in 1993. We had net losses of approximately $0.5 million, $1.0 million and $5.0 million for the years ended December 31, 1997, 1998 and 1999. As of March 31, 2000, we had an accumulated deficit of $9.0 million. We expect to continue to incur significant development, sales and marketing and other operational expenses in connection with our business. We may also incur expenses in connection with acquisitions or other strategic relationships. As a result of these expenses, we will need to generate significant quarterly revenue increases to achieve and maintain profitability. We expect that we will incur net losses for the next several years.

We rely significantly on a limited number of customers and the loss of any material customer could harm our business and operating results.

     The loss of a material customer would significantly reduce our revenue and harm our business and operating results. In 1999, nine customers accounted for approximately 80% of our total revenue. Further, because increased employee participation from existing customers has contributed to our revenue growth, the loss of any material customer would harm our prospects for future growth. We may continue to depend upon a small number of customers for a substantial percentage of our revenue in the future.

The failure of the industry to accept our services could limit our revenue growth.

     The failure of industry participants to accept our services as a replacement for traditional methods of operation could limit our revenue growth. Our success depends on our ability to provide services to a large number of employers with a substantial base of participating employees and to efficiently and accurately collect and process eligibility data and execute payment transactions with numerous health plans. The acceptance by employers of our services will require that all participants in the group health insurance market adopt new methods of administering benefits, exchanging eligibility information and executing payment transactions.

     Further, our services facilitate competition among health plans at the employer level by creating an infrastructure that allows multiple health plans to service a single employer. Health plans have in the past resisted servicing smaller companies on a non-exclusive basis. This resistance may inhibit our growth, especially in the mid-size employer market.

We face intense competition in our industry and, if we are unable to compete successfully, our business and operating results will be seriously harmed.

     Increased competition in our industry could result in price reductions, reduced gross margins or loss of market share which could seriously harm our business and operating results. The group health insurance industry is intensely competitive, rapidly evolving and subject to sudden technological change. We believe that the principal competitive factors in this market are health and managed care expertise, data integration and transfer technology, benefits processing technology, customer service and support and service fees. We expect competition to increase in the future.

     We compete with administrative service providers and benefits consultants with administrative capabilities. We also compete with the human resource and information systems departments of the large employer companies that perform their own health care administration services. In the mid-size employer market we compete with health benefit brokers and regional brokers. In addition, many human resource service and systems companies have the health care expertise and

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financial strength to develop the technology necessary to compete with us. As the market evolves we expect increased competition from Internet-based service providers in both the health care connectivity market between suppliers and providers (e.g., physicians, hospitals and pharmacies) and the online insurance market.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. Current and potential competitors have established or may establish strategic relationships among themselves or with third parties to increase the ability of their products and services to address employer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Failure to manage our growth effectively could harm our business and operating results.

     Failure to manage our growth effectively could harm our business and operating results. Continued rapid growth will place significant strain upon our management and operational systems and resources. We will need to expand our existing information systems or acquire new systems to meet the requirements of our future operations. Any expansion or replacement of our information systems may not be sufficient to meet our needs. In addition, we may experience interruptions of service as we expand these systems.

     We recently have hired a significant number of new employees, including key executives. We will continue to add personnel to maintain our ability to grow in the future. We must integrate our new employees and key executives into a cohesive team. At the same time, we must increase the total number of employees and train and manage our employee work force in a timely and effective manner to expand our business. We may not be able to do so successfully, which would inhibit our ability to expand our business and harm our operating results.

Unsuccessful efforts or incurrence of unanticipated expenses in selling our services could harm our business and operating results.

     The time, expense and effort of securing customers may exceed our expectations and may harm our business and operating results. The decision to implement our services requires a substantial and technical analysis of an employer's health care benefits offerings and requirements, and time-intensive education of the advantages of our services. Due to the length of our sales cycle, which ranges from three to twelve months, we often devote significant resources and incur costs without any assurance that a prospective employer will purchase our services. In the event that a prospective employer does not purchase our services, we may have incurred substantial costs that cannot be recovered and which will not result in future revenues.

Our failure to establish and maintain successful relationships with strategic partners could limit our revenue growth.

     We believe that our future revenue growth depends in part upon the successful creation and maintenance of relationships with strategic partners such as front-end health care information collection companies, human resource information services firms, health care benefits consultants and brokers and other industry participants. To date, we have established only a limited number of strategic relationships. Strategic partners may offer products or services of several different companies, including products and services that compete with our services. Strategic partners and potential strategic partners may be influenced by our competitors to scale back or end their relationships with us. We may not establish additional strategic relationships and these relationships may not be ultimately successful. Our strategic partners may not devote adequate resources to selling our services.

     If we are unable to establish and maintain successful strategic relationships, we may have to devote substantially more resources to the sales and marketing of our services, which will increase our costs and harm our operating results.

Our quarterly results likely will fluctuate which could cause the value of our common stock to rapidly decline.

     Any quarterly fluctuations in our operating results could subject the market price of our common stock to rapid and unpredictable change. Historically, we obtain 75% of each year's new customer commitments during the months of February through May because most employers have open enrollment periods for the selection of health plans by their

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employees in the fall. We expect this seasonality in our business to continue.
Our expenses are relatively fixed in the short term and are based in part on our expectations of future revenues, which may vary significantly. If we do not achieve expected revenue targets, we may be unable to adjust our spending quickly enough to offset any revenue shortfall which could harm our business and operating results.

Factors that may cause these quarterly fluctuations include:

o    the number and size of new customers starting services;

o the decision of one or more employers to delay implementation or cancel ongoing services;

o our ability to design, develop and introduce new services and features for existing services on a timely basis;

o costs associated with strategic acquisitions and alliances or investments in technology;

o    expenses incurred for geographic and service expansion;

o    a reduction in the number of employees of our customers; and

o    acquisitions of our customers by other companies.

     Further, our agreements with customers generally do not have penalties for cancellation. As a result, any decision by a customer to cancel our services may cause significant variations in operating results in a particular quarter and could result in losses for that quarter. As we secure larger customers, any cancellation of services by a larger customer likely would result in greater fluctuations in operating results than historically experienced.

Failure to retain our key executives or attract and retain qualified technical personnel could harm our business and operating results.

     The loss of one or more of our executive officers could inhibit the development of our business and, accordingly, harm our business and operating results. While we generally enter into employment agreements with our key executive officers, we may not be able to retain them.

     Qualified personnel are in great demand throughout the Internet and health care industries. Our future growth and our ability to achieve our financial and operational objectives will depend in large part upon our ability to attract and retain highly skilled technical, engineering, sales and marketing and customer support personnel. Our failure to attract and retain personnel may limit the rate at which we can expand our business, including the development of new products and services and the retention of additional customers, which could harm our business and operating results.

We could be subject to potential liability claims related to our services which could harm our financial condition and results of operations.

     Any liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business and operating results. Errors in the performance of our services on behalf of an employer could result in the delay of processing of health care eligibility information or execution of payment transactions or could otherwise result in financial or other damages to our customers. These errors also may result in the improper denial of health care benefits to employees. A liability claim brought against us by an employer or an employee could seriously harm our business and reputation.

     Our customer agreements generally require that we indemnify our customers for various losses and liabilities incurred by them that are caused by us. Any indemnification payments required under these agreements may harm our business and operating results.

     We also may become party to litigation brought by a participating employee against an employer or health plan. We may not successfully avoid liability for problems related to the provision of health care benefits even though we do not

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make medical determinations or coverage decisions. Any claims or litigation also could require expenditures in terms of management time and other resources to defend ourselves. This could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue service offerings or to take other precautions. Liability of this type could harm our business and operating results.

Failure to raise additional capital to fund future expansion of our business could harm our business and operating results.

     We do not currently generate sufficient cash to fully fund operations. To date, we have financed our operations principally through the issuance of equity securities and, to a limited extent, through borrowings. We may need to raise additional capital in the future to fund the expansion of our business. We may not be able to obtain additional financing when needed or on terms favorable to us. Any difficulty in obtaining additional financing may require us to limit our operations or may inhibit our future growth.

The failure to successfully integrate any future acquisitions could harm our business and operating results.

     If we acquire businesses in the future and are unable to successfully integrate these businesses into our own, it could harm our business and operating results. In order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, to finance the acquisition or to integrate the acquired businesses, products or technologies into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions which would harm our operating results.

Consolidation in the health care industry could harm our future operating results and opportunities for growth.

     Our services are, in large part, beneficial to employers because we are able to coordinate the exchange of eligibility and financial data and execute payment transactions between an employer and its numerous health plans. Consolidation in the health care industry may require us to reconfigure our services and systems to accommodate a change in data formats and codes utilized by recently acquired or consolidated health plans. Further, the consolidation of health plans operating in the same geographic market may substantially reduce the number of competitive health plans in that market. Existing and potential customers, especially mid-size market employers that operate in only one geographic market, may not find our services beneficial if there is only limited competition among health plans.

Our revenues could decrease if our system is inadequate.

     Any failure of our system could harm our business and operating results. Our system processes vast amounts of eligibility and financial data and executes large numbers of payment transactions. Any delay or failure in our system, in our ability to communicate electronically with employers and health plans, or in our ability to collect, store, analyze or process accurate eligibility and financial data may result in the denial of health care benefits, or in the delay or failure to execute payment transactions accurately. This type of denial or failure would harm our business and operating results.

     The occurrence of a catastrophic event or other system failure at our facilities could interrupt our operations or result in the loss or corruption of stored data. In addition, we depend on the efficient operation of Internet and network connections among our system, employers and health plans. These connections depend on the efficient operation of data exchange tools, Web browsers, Internet service providers and Internet and network backbone service providers. In the past, Internet users have occasionally experienced difficulties with Internet and online services due to system failures. Any disruption in Internet or network access provided by third parties could harm our business and operating results. Further, we are dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver our services. The failure of these suppliers to promptly deliver, install or service equipment could harm our business and operating results.

     Furthermore, our business depends upon products, services and technology provided by third parties, such as health care providers and insurers, insurance and health care brokers, information technology consultants, network support providers, telecommunication companies, Internet service and access providers, third-party service providers, vendors, business partners and others outside our control. A prolonged Internet or communications failure also could prevent us from

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performing services on behalf of customers. Also, a systemic failure could require potential customers to dedicate substantial resources towards fixing or resolving problems and may make the sales and marketing of our services more difficult.

Our business and reputation may be harmed if we are unable to protect the privacy of our information.

     Our information systems and Internet communications may be vulnerable to damage from physical break-ins, computer viruses, programming errors, attacks by computer hackers or similar disruptive problems. A user who is able to access our computer or communication systems could gain access to confidential employer, employee or health plan information or our own confidential information. A material security breach could harm our business and our reputation or could result in liability to us. Therefore, it is critical that our facilities and infrastructure remain secure. The occurrence of any of these events could result in the interruption, delay or cessation of our services, which could harm our business or operating results. Further, our reputation may suffer if third parties were to obtain this information and we may be liable for this disclosure. Any effect on our reputation or any liability for any disclosure could harm our business and operating results.

If the demand for Internet and e-commerce solutions does not increase, it could limit our revenue growth and profitability.

     Rapid growth in the use of the Internet is a recent phenomenon. As a result, its acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently-introduced products and services over the Internet are subject to a high level of uncertainty, and few proven products and services exist.

     Our future revenue growth and profitability depend, in part, upon increased employer demand for additional Internet and e-commerce solutions that we are in the process of developing or may develop in the future. If the demand for Internet and e-commerce solutions does not increase, it could limit our revenue growth and profitability.

If we are unable to adequately protect our intellectual property rights or if we infringe upon the intellectual property rights of third parties, our results may be harmed.

     Our success depends in part upon our intellectual property rights to products and services which we develop. We rely on a combination of contractual rights including non-disclosure agreements, trade secrets, copyrights and trademarks to establish and protect our intellectual property rights in our names, products, services and related technology. Loss of intellectual property protection or inability to secure intellectual property protection on any of our names, confidential information or technology could harm our business and operating results.

     We currently have no registered patents or pending patent applications covering any of our technology. We have received a U.S. trademark registration for BEN-NETTM and a U.S. service mark registration for WebElectTM. In addition, we have applied for trademark and service mark protection for benX, eBenX, and The Benefit Exchange Network. These applications may not be granted. Our trademark and service mark registrations may not be enforceable or effective in protecting the marks.

     We typically enter into non-disclosure and confidentiality agreements with our employees and consultants with access to sensitive information. These agreements may not be adequate to protect our intellectual property rights or prevent misappropriation of our technology. Products and services with features similar to our services may be independently developed.

     Although we believe that our core technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, third parties may assert infringement claims against us in the future. We may be required to modify our products, services, internal systems or technologies or to obtain a license to permit our continued use of those rights. We may not be able to do either in a timely manner or upon reasonable terms and conditions. Failure to do so could harm our business and operating results. In addition, future litigation relating to these matters could result in substantial cost diversion of resources by us. Adverse determinations in any litigation or proceedings of this type also could subject us to significant liabilities to third parties and could prevent us from using some of our products, services, internal systems or technologies.

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Rapidly changing technology may impair our financial performance.

     We may encounter difficulties responding to technological changes that could delay our introduction of products and services and we may not be able to respond to these changes in a timely and cost-effective manner. Our business depends upon the use of software, hardware, networking and Internet technology and systems. These technologies and systems are rapidly evolving and are subject to rapid change and obsolescence. As these technologies mature, we must be able to quickly and successfully modify our products and services to adapt to this change. We may encounter difficulties that could delay or harm the performance of our products or services. We may not be able to respond to technological changes in a timely and cost-effective manner. In addition, our competitors may develop technologically superior products and services. Further, data formatting and eligibility rules within a particular employer or health plan, or within the group health benefits industry as a whole, may change and may require substantial and expensive re-engineering of eligibility data and adjustment of the tools we use to process this eligibility data.

Federal, state and local laws could harm our business and operating results.

     Federal, state or local laws could harm our business and operating results by requiring us to change the way we provide services and increase our cost of performing services. Further, these laws could restrict our ability to continue to develop our business as currently planned. The health care industry is highly regulated by federal, state and local laws. The application of existing laws, or the implementation of new laws applicable to our business could harm our business and operating results. For example, the confidentiality of patient records and the circumstances under which records may be released for inclusion in our databases may be subject to substantial regulation. Although compliance with current laws is principally the responsibility of health care providers and health plans, these regulations may be extended to cover our business and the eligibility data and other information included in our databases. If these laws are extended to cover our business, we may be required to expend additional resources in order to comply with these laws, including changes to our security practices, and may be exposed to greater liability in the event we fail to comply with these laws.

     HIPAA mandates that health plans use standard transactions, identifiers, security and other provisions during 2000. We have designed our products and services to comply with HIPAA, but any change in federal standards would require us to expend additional resources. In addition, under HIPAA, the U.S. Department of Health and Human Services has issued proposed rules that, if adopted, would impose significant restrictions on the disclosure of electronic personal health information.

     Further, our ministerial role in facilitating payments by employers to health plans may subject us to ERISA. This act imposes fiduciary duties on employers and health plans with respect to payments made on behalf of participating employees and it is possible that these fiduciary duties could be deemed to apply to us. In that event, we may become subject to greater liability and constraints with respect to these payments and may experience higher operating costs in order to comply with this regulation. These increases in operating costs may harm our business and operating results.

Laws and regulations concerning the sale, marketing or distribution of insurance over the Internet could harm our business and operating results.

     Should our business activities require our licensing as an insurance agent, we would incur increased costs and become subject to greater restrictions which could harm our business and financial results. Further, because the application of e-commerce to the insurance market is relatively new, the impact of current or future insurance laws and regulations on our business is difficult to anticipate. The insurance industry is subject to extensive regulation under state laws. Insurance laws and regulations cover all aspects of the insurance process, including sales techniques, underwriting for eligibility, rates, claim payments, and record keeping by licensed insurance companies and insurance agents. A company that does business as an insurance agent is generally required to be licensed in each state in which it conducts that business. In the future, our business or other activities may be considered by insurance regulatory authorities to fall under their licensing jurisdiction.

Future sales of our common stock in the public market could cause the price of our common stock to decline.

     We cannot predict the timing or amount of future sales of shares of our stock or the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the prevailing market price of our common stock. Our shareholders could sell substantial amounts of our common stock in the public market. Currently 9.7 million shares are

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subject to certain lock-up agreements related to our initial public offering.
Upon the expiration of these agreements, these shares will be available for public trading. Consequently, the price of our common stock could fall.

Concentration of ownership may give some shareholders substantial influence and may prevent or delay a change in control.

     Some shareholders, including officers and directors of the company, beneficially own a substantial portion of our outstanding common stock. These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of discouraging third party offers to acquire our company or of delaying or preventing a change in control of our company.

Our charter documents and Minnesota law may discourage unsolicited takeover offers which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

     Provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. For instance, our bylaws provide for a classified board of directors with each class of directors subject to re-election every three years. This will make it more difficult for third parties to insert their representatives on our board of directors and gain control of our company. These provisions also could discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. Further, the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act may make it more difficult for third parties to secure control of our company or to complete an acquisition. These acts may discourage unsolicited takeover offers which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

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